Exhibit 12

NDS Group plc

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended September 30,
(in thousands, except ratio)	2007	2006
	(unaudited)

Consolidated pretax income from continuing operations	$65,658	$50,602
Interest portion of rental expense	1,776	1,487
Earnings	$67,434	$52,089

Fixed charges, being interest portion of rental expense	$1,776	$1,487

Ratio of earnings to fixed charges	38.0	35.0